Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger. Under the terms of the merger agreement, each outstanding share of Rockwood common stock (other than any Rockwood excluded shares) will be converted into the right to receive $50.65 in cash, without interest, and 0.4803 of a share of Albemarle common stock.

The following unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (which we refer to in this current report as ASC) Topic 805, Business Combinations (which we refer to in this current report as ASC 805), with Albemarle treated as the acquirer.  The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of Albemarle and Rockwood. Although Albemarle has entered into the merger agreement, there is no guarantee that the merger will be completed.  The unaudited pro forma condensed combined balance sheet is based on the individual historical consolidated balance sheets of Albemarle and Rockwood as of September 30, 2014, and has been prepared to reflect the merger as if it occurred on September 30, 2014. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the nine-months ended September 30, 2014 combines the historical results of operations of Albemarle and Rockwood, giving effect to the merger as if it occurred on January 1, 2013.

The unaudited pro forma condensed combined statements of operations exclude the impact of Rockwood’s Titanium Dioxide Pigments, Color Pigments and Services, Timber Treatment Chemicals, Rubber/Thermoplastics Compounding and Water Chemistry businesses (which we refer to in this current report as the Pigments Business) and the impact of Albemarle’s antioxidant, ibuprofen and propofol businesses and assets, which are classified as discontinued operations in Rockwood’s and Albemarle’s historical financial statements, respectively.  In addition, the unaudited pro forma condensed combined balance sheet assumes the consummation of the sale of the Rockwood Pigments Business (which we refer to in this current report as the Pigments Sale), which occurred on October 1, 2014.   The unaudited pro forma condensed combined statements of operations do not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies; and certain one-time charges Albemarle expects to incur in connection with the merger, including, but not limited to, costs in connection with integrating the operations of Albemarle and Rockwood.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the pro forma financial information, Albemarle adjusted Rockwood’s assets and liabilities to their estimated fair values.  As of the date of this current report, Albemarle has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Rockwood assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Rockwood’s accounting policies to Albemarle’s accounting policies. A final determination of the fair value of Rockwood’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Rockwood that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the portion of the merger consideration to be paid in shares of Albemarle common stock will be determined based on the trading price of Albemarle common stock at the time of the completion of the merger. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying unaudited pro forma condensed combined financial statements. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the chemical industry, Albemarle’s historical experience, data that was available through the public domain and Albemarle’s due diligence review of Rockwood’s business. Until the merger is completed, both companies are limited in their ability to share information with each other. Upon completion of the merger, valuation work will be performed and any increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the statement of financial position and/or statements of operations until the purchase price allocation is finalized.

There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial statements;

•
Albemarle’s audited consolidated financial statements and related notes thereto contained in its Current Report on Form 8-K which was filed on August 8, 2014, to recast certain portions of Albemarle’s Annual Report on Form 10-K for the year ended December 31, 2013 to reflect the antioxidant, ibuprofen and propofol businesses as discontinued operations and to reflect a change in reportable segments which became effective on January 1, 2014,  Albemarle’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014; and

•
Rockwood’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2013 and Rockwood’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

Albemarle Corporation

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2014

(in thousands)

	Historical				Pro Forma Adjustments		Pro Forma Adjustments
	Albemarle Corporation	Rockwood	Effect of Accounting Change & Reclassification (Note 2)		Sale of Discontinued Operations (Note 3)	Adjusted Pro Forma Rockwood	Acquisition Adjustments (Note 4 and 5)		Pro Forma Condensed Combined
Assets
Cash and cash equivalents	$653,120	$710,000	$		$950,000	$1,660,000	$(2,134,387)	(a)	$178,733
Trade accounts receivable, net	383,325	236,400		-	-	236,400	-		619,725
Other accounts receivable	41,261	-		12,400	-	12,400	-		53,661
Inventories	367,911	227,500			-	227,500	80,129	(b)	675,540
Assets of discontinued operations	-	1,505,300			(1,505,300)	-	-		-
Deferred income taxes	2,762	51,000			-	51,000	-		53,762
Other current assets	59,928	48,800		(12,400)		36,400	32,369	(h,i)	128,697
Total current assets	1,508,307	2,779,000		-	(555,300)	2,223,700	(2,021,889)		1,710,118
Property, plant and equipment, net	1,230,274	871,100		-	-	871,100	683,774	(c)	2,785,148
Investments	196,512	-		522,100	-	522,100	-		718,612
Investment in unconsolidated affiliates	-	522,100		(522,100)	-	-	-		-
Other assets	69,580	28,000		-	-	28,000	-		97,580
Goodwill	251,964	609,200		-	-	609,200	2,170,617	(d)	3,031,781
Other intangibles, net	46,118	110,500		-	-	110,500	1,689,500	(e)	1,846,118
Deferred financing costs, net	5,956	15,900			-	15,900	(6,400)	(f)	15,456
Deferred income taxes	84,755	146,100		919	-	147,019	(12,597)	(k)	219,177
Total assets	$3,393,466	$5,081,900		$919	$(555,300)	$4,527,519	$2,503,005		$10,423,990

Liabilities and Stockholders’ Equity
Accounts payable	205,809	79,000		-	-	79,000	-		284,809
Accrued expenses	209,390	104,200		73,400	-	177,600	25,882	(h)	412,872
Current portion of long-term debt	368,268	9,500		-	-	9,500	-		377,768
Dividends payable	21,275	-		-	-	-	-		21,275
Liabilities of discontinued operations	-	452,000		-	(452,000)	-	-		-
Income taxes payable	3,115	34,800			6,545	41,345	-		44,460

Accrued compensation	-	73,400	(73,400)	-	-	-		-
Deferred income taxes	4,853	3,300	-	-	3,300	553,045	(k)	561,198
Total current liabilities	812,710	756,200	-	(445,455)	310,745	578,927		1,702,382
Long-term debt	684,107	1,278,800	-	-	1,278,800	1,590,620	(f)	3,553,527
Pension and postretirement benefits	120,531	245,700	2,627	-	248,327	59,806	Note 2	428,664
Other noncurrent liabilities	93,732	90,800	-	-	90,800	42,805	(j)	227,337
Deferred income taxes	95,115	41,900	-	-	41,900	830,646	(k)	967,661
Total liabilities	1,806,195	2,413,400	2,627	(445,455)	1,970,572	3,102,804		6,879,571

Restricted stock units	-	22,200	-	-	22,200	(22,200)	(j)	-
Stockholders’ equity:			-
Common stock	782	800	-	-	800	(458)	(i)	1,124
Additional paid-in capital	6,992	1,275,300	-	-	1,275,300	724,797	(i)	2,007,089
Accumulated other comprehensive income	(1,651)	(102,600)	-	30,800	(71,800)	71,800	(i)	(1,651)
Retained earnings	1,450,618	1,936,000	(1,708)	12,155	1,946,447	(1,989,738)	(i)	1,407,327
Treasury stock	-	(616,000)	-	-	(616,000)	616,000	(i)	-
Total stockholders’ equity	1,456,741	2,493,500	(1,708)	42,955	2,534,747	(577,599)		3,413,889
Noncontrolling interest	130,530	152,800	-	(152,800)	-	-		130,530
Total equity	1,587,271	2,646,300	(1,708)	(109,845)	2,534,747	(577,599)		3,544,419
Total liabilities and equity	$3,393,466	$5,081,900	$919	$(555,300)	$4,527,519	$2,503,005		$10,423,990

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Albemarle Corporation

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2013

(In thousands except per share data)

	Historical				Pro Forma Adjustments
	Albemarle Corporation	Rockwood	Effect of Accounting Change & Reclassification (Note 2)	Adjusted Rockwood	Acquisition Adjustments (Note 4 and 5)		Pro Forma Condensed Combined
Net sales	$2,394,270	$1,377,800	$-	$1,377,800	$-		$3,772,070
Cost of goods sold	1,543,799	759,800	(3,890)	755,910	10,007	(c,e)	2,309,716
Gross profit	850,471	618,000	3,890	621,890	(10,007)		1,462,354
Selling, general and administrative expenses	158,189	401,800	1,350	403,150	64,100	(c,e,j)	625,439
Research and development expenses	82,246	-	-	-	-		82,246
Restructuring and other charges, net	33,361	17,500	-	17,500	-		50,861
Gain on previously held equity interest	-	(16,000)	-	(16,000)	-		(16,000)
Asset write-downs and other	-	4,100	-	4,100	-		4,100
Operating income (loss)	576,675	210,600	2,540	213,140	(74,107)		715,708
Interest and financing expenses	(31,559)	(82,300)	-	(82,300)	(38,221)	(f)	(152,080)
Other (expenses) income, net	(6,674)	(300)	-	(300)	-		(6,974)
Loss on early extinguishment/modification of debt	-	(15,500)	-	(15,500)	-		(15,500)
Foreign exchange loss on financing activities	-	(67,100)	-	(67,100)	-		(67,100)
Income before income taxes and equity in net income of unconsolidated investments	538,442	45,400	2,540	47,940	(112,328)		474,054
Income tax expense (benefit)	134,445	(10,000)	4,004	(5,996)	(39,315)	(k)	89,134
Income before equity in net income of unconsolidated investments	$403,997	$55,400	$(1,464)	$53,936	$(73,013)		$384,920
Equity in net income of unconsolidated investments (net of tax)	31,729	-	8,900	8,900	-		40,629
Net income from continuing operations	$435,726	$55,400	$7,436	$62,836	$(73,013)		$425,549

Earnings per share:
Basic	$5.20	$0.73					$3.54
Diluted	$5.17	$0.72					$3.51

Weighted average common shares:
Basic	83,839	75,781			(39,383)	(l)	120,237
Diluted	84,322	77,390			(40,315)	(l)	121,397

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Albemarle Corporation

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2014

(In thousands except per share data)

	Historical				Pro Forma Adjustments
	Albemarle Corporation	Rockwood	Effect of Accounting Change & Reclassification (Note 2)	Adjusted Rockwood	Acquisition Adjustments (Note 4 and 5)		Pro Forma Condensed Combined
Net sales	$1,846,982	$1,073,100	$-	$1,073,100	$-		$2,920,082
Cost of goods sold	1,238,574	585,300	(1,292)	584,008	6,227	(c,e)	1,828,809
Gross profit	608,408	487,800	1,292	489,092	(6,227)		1,091,273
Selling, general and administrative expenses	211,127	333,300	(13,608)	319,692	52,528	(c,e,j)	583,347
Research and development expenses	66,916	-	-	-	-		66,916
Equity in earnings of unconsolidated affiliates	-	(9,900)	9,900	-	-		-
Asset write-down and other	-	2,100	-	2,100	-		2,100
Restructuring and other charges, net	20,625	7,000	-	7,000	-		27,625
Acquisition and integration related costs	15,104		11,100	11,100	(20,400)	(a)	5,804
Operating income (loss)	294,636	155,300	(6,100)	149,200	(38,355)		405,481
Interest and financing expenses	(26,255)	(41,300)	-	(41,300)	(29,966)	(f)	(97,521)
Other (expenses) income, net	(6,454)	(200)	-	(200)	7,000	(a)	346
Foreign exchange gain on financing activities, net	-	60,900	-	60,900	-		60,900
Income before income taxes and equity in net income of unconsolidated investments	261,927	174,700	(6,100)	168,600	(61,321)		369,206
Income tax expense	46,700	64,500	1,330	65,830	(21,462)	(k)	91,068
Income before equity in net income of unconsolidated investments	$215,227	$110,200	$(7,430)	$102,770	$(39,859)		$278,138
Equity in net income of unconsolidated investments (net of tax)	28,200	-	9,900	9,900	-		38,100
Net income from continuing operations	$243,427	$110,200	$2,470	$112,670	$(39,859)		$316,238

Earnings per share:
Basic	$3.09	$1.52					$2.79
Diluted	$3.07	$1.50					$2.76

Weighted average common shares:
Basic	78,880	72,504			(37,680)	(l)	113,704
Diluted	79,287	73,547			(38,107)	(l)	114,727

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF MERGER AND BASIS OF PRESENTATION

On July 15, 2014, Albemarle, Rockwood and Albemarle Holdings Corporation (“Merger Sub”) entered into Agreement and Plan of Merger (the “merger agreement”), under the terms of which each outstanding share of Rockwood common stock (other than Rockwood excluded shares) will be converted into the right to receive $50.65 in cash, without interest, and 0.4803 of a share of Albemarle common stock.

Also, at the effective time of the merger, each outstanding and unexercised Rockwood stock option, all of which were fully vested at the time of the execution of the merger agreement, will be converted into an option to acquire a number of shares of Albemarle common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Rockwood common stock underlying such Rockwood stock option by the sum of (a) the exchange ratio (0.4803) plus (b) the quotient obtained by dividing the cash portion of the merger consideration ($50.65) by the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger, on substantially the same terms and conditions as were applicable to such option immediately prior to the effective time of the merger. The applicable exercise price will also be appropriately adjusted in a manner designed to maintain the intrinsic value of the Rockwood stock option. For purposes of the unaudited pro forma condensed combined financial statements, the number of shares of Albemarle common stock underlying the Albemarle stock option to be received upon the conversion is equal to the number of shares of Rockwood common stock underlying the Rockwood stock option, multiplied by 1.4 (which conversion ratio is based on the closing price of Albemarle’s common stock on the New York Stock Exchange of $57.35 on October 30, 2014 (the most recent practicable date prior to the filing of this current report). This conversion is not expected to result in any merger-related compensation expense with respect to the vested options. The conversion ratio of 1.4 times the number of shares of Rockwood common stock is calculated using a five day average volume weighted average price for shares of Albemarle common stock as of October 30, 2014; the actual conversion ratio will be determined at the time of the completion of the merger as provided pursuant to the terms of the merger agreement.

In addition, at the effective time of the merger, all restricted stock units (which we refer to in this current report as RSUs) of Rockwood, which were issued to certain employees of Rockwood, will be converted into the right to receive a cash payment on the original payment date set out in the applicable award agreement or, if earlier, upon a qualifying termination of employment. Achievement of the performance conditions for purposes of calculating the cash payment will be determined based on total shareholder return compared to a peer group of Rockwood (in the case of performance-based restricted stock units) or the increase in the Rockwood share price (in the case of performance-based market stock units), in each case, from the beginning of the performance period through the effective date of the merger, compared to the “CIC Per Share Price.” The “CIC Per Share Price” will equal the sum of (x) the cash portion of the merger consideration ($50.65) plus (y) the product of the exchange ratio (0.4803) and the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger. In addition, following the merger and until the vesting date, the amount payable to award recipients will accrue interest at LIBOR plus 2.0% per annum, computed daily on the basis of a year of 364 days. The calculated value of the cash payment for purposes of the unaudited pro forma condensed combined financial statements is $78.20 per Rockwood RSU, based on the closing price of Albemarle’s common stock on the New York Stock Exchange of $57.35 on October 30, 2014 (the most recent practicable date prior to the filing of this current report). Albemarle will assume a liability for the portion of the cash payments related to pre combination services and will recognize post combination expense over the remaining vesting period related to these cash payments. Additionally, the unaudited pro forma condensed combined balance sheet as of September 30, 2014 includes a liability related to payments of retention and/or increased severance amounts expected to be paid to certain of Rockwood’s executive officers and other employees for pre combination services according to employment contracts.

The merger is reflected in the unaudited pro forma condensed combined financial statements as being accounted for under the acquisition method in accordance with ASC 805, Business Combination, with Albemarle treated as the acquirer. Under the acquisition method, the total estimated purchase price is calculated as described in Note 4. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates. These estimates are based on key assumptions related to the merger, including reviews of publicly disclosed allocations for other acquisitions in the chemical industry, Albemarle’s historical experience, data that was available through the public domain and Albemarle’s due diligence review of Rockwood’s business.

Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the merger may differ materially from the information presented herein. These estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on the fair market value of actual net tangible and intangible assets and liabilities of Rockwood at the completion of the merger.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma condensed combined financial information, Albemarle has applied the guidance in ASC 820, Fair Value Measurements and Disclosures (which we refer to in this current report as ASC 820), which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

The unaudited pro forma condensed combined financial statements were prepared in accordance with GAAP and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma financial position and results of operations of the consolidated companies based upon the historical information after giving effect to the merger and adjustments described in these footnotes. The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on September 30, 2014; and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the nine-month period ended September 30, 2014 is presented as if the merger had occurred on January 1, 2013.

The unaudited pro forma condensed combined financial information does not reflect ongoing cost savings that Albemarle expects to achieve as a result of the merger or the costs necessary to achieve these costs savings or synergies.

2.	ACCOUNTING POLICY CHANGES AND RECLASSIFICATIONS

Albemarle performed certain procedures for the purpose of identifying any material differences in significant accounting policies between Albemarle and Rockwood, and any accounting adjustments that would be required in connection with adopting uniform policies. Procedures performed by Albemarle involved a review of Rockwood’s publicly disclosed summary of significant accounting policies, including those disclosed in Rockwood’s Annual Report on Form 10-K for the year ended December 31, 2013 and preliminary discussion with Rockwood management regarding Rockwood’s significant accounting policies to identify material adjustments. While Albemarle expects to engage in additional discussion with Rockwood’s management and continue to evaluate the impact of Rockwood’s accounting policies on its historical results after completion of the merger, Albemarle’s management does not believe there are any differences in the accounting policies of Rockwood and Albemarle that will result in material adjustments to Albemarle’s consolidated financial statements as a result of conforming Rockwood’s accounting policies to those of Albemarle, except the accounting for pension and other postretirement benefits and the presentation of certain financial statement line items as discussed below.

Rockwood’s historical consolidated financial statements presented herein have not been retrospectively adjusted for the change in accounting methodology for pension and other postretirement benefit (which we refer to in this current report as OPEB) plan actuarial gains and losses, which Albemarle adopted in 2012.  Rockwood historically recognized actuarial gains and losses related to its pension and OPEB plans in its consolidated balance sheets as Accumulated other comprehensive income (loss) within shareholders’ equity, with amortization of these gains and losses that exceed 10 percent of the greater of plan assets or projected benefit obligations recognized each quarter in its consolidated statements of income over the average future service period of active employees. Under the new method of accounting, referred to as mark-to-market accounting, these gains and losses are recognized annually in the consolidated statements of operations in the fourth quarter and whenever a plan is determined to qualify for a remeasurement during a fiscal year. While Rockwood’s historical policy of recognizing pension and OPEB plan expense was considered acceptable under U.S. GAAP, Albemarle believes that its policy is preferable as it eliminates the delay in recognizing gains and losses within operating results.  To present the pro forma information for each company on a comparable basis, the column “Effect of Accounting Change and Reclassification” has been added to reflect the impact of such change on the historical financial statements of Rockwood.

The estimated additional mark to market adjustment for Rockwood’s pension and OPEB plans was a $2.6 million increase to Pension and postretirement benefits and decrease to retained earnings ($1.7 million net of $0.9 million deferred tax assets) to Rockwood’s unaudited adjusted pro forma balance sheet as of September 30, 2014, and; an $11.4 million reduction in pension expense for the year ended December 31, 2013, of which $3.9  million and $7.5 million was recognized as a reduction to Cost of goods sold and Selling, general, and administrative expenses, respectively, and a reduction in pension expense of $3.8 million for the nine-months ended as of September 30, 2014, of which $1.3 million and $2.5 million  was recognized as a reduction of Cost of goods sold and Selling, general, and administrative expenses, respectively, on the unaudited pro forma condensed combined statements of operations.  Additionally, the pro forma condensed combined balance sheet as of September 30, 2014 includes a pro forma adjustment of $59.8 million ($38.9 million net of taxes) increase in Pension and postretirement benefits to reflect the assumed pension and postretirement liability at fair value.

Additionally, the historical consolidated financial statements of Rockwood presented herein have been adjusted by condensing certain line items in order to conform to Albemarle’s financial statement presentation; these reclassifications are also reflected in the column “Effect of Accounting Change and Reclassifications.”

3.	DISCONTINUED OPERATIONS

In September 2013, Rockwood entered into a definitive agreement to sell the Rockwood Pigments Business to Huntsman Corporation (“Huntsman”) for approximately $1.325 billion (since reduced to $1.275 billion), including the assumption by Huntsman of $225 million in pension obligations subject to other customary adjustments. On October 1, 2014, Rockwood completed the sale to Huntsman for net cash proceeds of $950 million before investment banking fees of $8 million, which is subject to certain potential post-closing adjustments.  The Pigments Business is reflected as discontinued operations in the historical financial statements of Rockwood.

As the closing of the transaction between Rockwood and Huntsman is factually supportable, for purposes of these unaudited pro forma condensed combined financial statements, we have given recognition to the anticipated sale of the Pigments Business for estimated net cash proceeds of $950 million, subject to certain potential post-closing adjustments. As the unaudited pro forma condensed combined statements of operations only reflects continuing operations, the expected gain of $12.2 million net of taxes (or approximately $18.7 million before taxes) on the anticipated sale is only reflected in Retained earnings on the unaudited condensed combined pro forma balance sheet; in addition a pro forma adjustment to Income taxes payable in the amount of $6.5 million was recorded, which was calculated based on a federal statutory tax rate of 35%. This transaction is reflected in the column “Sale of Discontinued Operations.”

4.	PRELIMINARY CONSIDERATION TRANSFERRED AND PRELIMINARY FAIR VALUE OF NET ASSETS ACQUIRED

The merger has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets acquired and liabilities assumed be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill. In addition, ASC 805 establishes that the common stock issued to effect the merger be measured at the closing date of the merger at the then-current market price.

Based on (1) the closing price of Albemarle’s common stock on the New York Stock Exchange of $57.35 per share on October 30, 2014 (the most recent practicable date prior to the filing of this Current Report) (2) the number of shares of Rockwood common stock outstanding as of October 30, 2014 (the most recent practicable date prior to the filing of this Current Report), and (3) the number of options to purchase Rockwood common stock that are outstanding at September 30, 2014, the total consideration would have been approximately $5.6 billion.  Changes in the share price of Albemarle common stock, or changes in the number of outstanding shares of Rockwood common stock or stock options outstanding could result in material differences in the consideration and, thus, the purchase price and related purchase price allocation. At the effective time of the merger, each outstanding share of Rockwood common stock (other than Rockwood excluded shares) will be cancelled and converted into the right to receive (1) $50.65 in cash, without interest, and (2) 0.4803 of a share of Albemarle common stock.

The following is a preliminary estimate of the consideration to be paid by Albemarle in the merger (in millions):

Cash transferred ($50.65 x 71,240 shares of Rockwood common stock outstanding)	$3,608.3
Value of Albemarle shares issued to shareholders of Rockwood (71,240 shares of Rockwood common stock converted to 34,217 shares of Albemarle common stock at a 0.4803 conversion rate)	1,962.3
Value of previously vested Rockwood stock options converted into Albemarle stock options (at specified exchange ratio)	38.1
Total value of consideration transferred	$5,608.7

The estimated value of the consideration does not purport to represent the actual value of the total consideration that will be received by Rockwood’s stockholders when the merger is completed. In accordance with US GAAP, the fair value of the equity securities issued as part of the consideration will be measured at the closing date of the merger at the then-current market price. This requirement will likely result in a per share value component different from the $57.35 per share on October 30, 2014 assumed in the calculation, and that difference may be material. For example, an increase or decrease of 10% in the price of Albemarle’s common stock on the closing date of the merger from the price of Albemarle stock assumed in these unaudited pro forma condensed combined financial statements would change the value of the consideration by approximately $196.2 million, which would be reflected as an equivalent increase or decrease to goodwill.

The following is a summary of the preliminary estimated fair values of the net assets acquired (in millions):

Total estimated consideration transferred	$5,608.7

Cash	1,660.0

Accounts receivable	248.8

Inventories	307.6

Other Current Assets	45.5

Deferred tax assets	185.4

Property, plant and equipment	1,554.9

Investments	522.1

Other assets	28.0

Other intangible assets	1,800.0

Total Assets	$6,352.3

Accounts payable, accrued expenses and other liabilities	323.9

Deferred tax liabilities	1,428.9

Long term debt	1,328.9

Pension and postretirement benefits	308.1

Other noncurrent liabilities	133.6

Noncontrolling interests	-

Net assets to be acquired	$2,828.9

Goodwill	$2,779.8

Albemarle has made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the merger. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger. Albemarle anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to, inventory, property, plant, and equipment, customer relationships, brand names, patents and other intellectual property, trade names and trademarks, and other potential intangible assets. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

The final consideration, and amounts allocated to assets acquired and liabilities assumed in the merger could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the merger from those preliminary valuations presented in these unaudited pro forma condensed combined financial statements would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the merger. In addition, if the value of the acquired assets is higher than the preliminary indication, it may result in higher amortization and depreciation expense than is presented in these unaudited pro forma condensed combined financial statements.

5.  PRO FORMA ADJUSTMENTS

Adjustments included in the column labeled “Pro Forma Adjustments” in the unaudited pro forma condensed combined financial statements are as follows:

a)	Represents the preliminary net adjustment to cash in connection with the merger (in millions):

Cash portion of merger consideration	$(3,608.3)
Proceeds from additional borrowings, net of refinancing of Albemarle 2015 Senior Notes	1,550.0
Payment of transaction costs	(76.1)
Pro forma adjustment to cash	$(2,134.4)

Components of the adjustment include an increase in cash resulting from new debt expected to be incurred in connection with the merger (net of the use of proceeds to refinance $325.0 million of Albemarle 2015 Senior Notes), a decrease in cash resulting from payment of the cash component of the merger consideration, and estimated remaining transaction related costs of $76.1 million, consisting of financing fees of $9.5 million, commitment fees of $12.0 million, and advisory costs of $54.6 million. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014 has been adjusted to add back transaction related costs of $27.4 million, consisting of $7.0 million in commitment fees, and $9.3 million and $11.1 million of transaction related costs for Albemarle and Rockwood, respectively, as these are related to the transaction and are considered non-recurring in nature.

b)
Reflects the preliminary estimated fair value adjustment to inventory acquired in the merger.  As raw materials inventory was assumed to be at market value, the adjustment is related to work-in-process and finished goods inventory. The preliminary fair value of finished goods inventory to be acquired in the merger was determined based on an analysis of estimated future selling prices, costs of disposal, and gross profit on disposal costs. The preliminary fair value of work-in-process inventory also considered costs to complete inventory and estimated profit on these costs. The audited historical condensed statements of operations and unaudited pro forma condensed combined statements of operations do not reflect the impacts on cost of sales of an increase of $80.1 million of the estimated purchase accounting adjustment; this amount is directly related to the merger and is not expected to have a continuing impact on Albemarle’s operations.

c)
Represents the adjustment to property, plant and equipment to reflect the preliminary fair market value and the depreciation expense related to the change in fair value of property, plant and equipment recorded in relation to the merger. The amounts assigned to property, plant and equipment, the estimated useful lives, and the estimated depreciation expense related to the property, plant and equipment acquired are as follows (in millions):

	Preliminary fair value	Estimated weighted average life (years)	Depreciation expense for the year ended December 31, 2013	Depreciation expense for the nine months ended September 30, 2014
Land	$105.7	-	$-	$-
Buildings and improvements	212.9	12	18.0	13.5
Machinery and equipment	279.4	10	28.0	20.9
Furniture and fixtures	45.8	5	9.2	6.9
Mining rights	640.0	-	23.0	21.2
Construction in progress	271.1	-	-	-
Total	$1,554.9		$78.2	$62.5
Less: Rockwood historical PP&E and depreciation expense	$871.1		$67.1	$56.9
Pro forma adjustments	$683.8		$11.1	$5.6

Depreciation expense has been estimated based upon the nature of activities associated with the property, plant and equipment acquired, and depletion expense related to the mining rights has been estimated based on expected units of production.  Therefore, for purposes of these unaudited pro forma condensed combined financial statements, Albemarle has reflected $8.2 million and $2.9 million of estimated additional depreciation and depletion expense in Cost of goods sold and Selling, general and administrative expenses, respectively, for the year ended December 31, 2013; and $3.4 million and $2.2 million, respectively, for the nine months ended September 30, 2014.  With other assumptions held constant, a 10% increase in the fair value for property, plant and equipment would increase annual pro forma depreciation and depletion expense by approximately $7.8 million.

d)
Reflects the preliminary estimated adjustment to goodwill as a result of the merger. Goodwill represents the excess of the consideration transferred over the preliminary fair value of the assets acquired and liabilities assumed as described in Note 4. The goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment exists. In the event management determines that the value of goodwill has become impaired, Albemarle will incur an accounting charge for the amount of the impairment during the period in which the determination is made. The goodwill is attributable to the expected synergies of the combined business operations, new growth opportunities, and the acquired assembled and trained workforce of Rockwood. The goodwill is not expected to be deductible for tax purposes.

The preliminary pro forma adjustment to goodwill is calculated as follows (in millions):

Preliminary purchase price	$5,608.7
Less: Fair value of net assets to be acquired	2,828.9
Total estimated goodwill	2,779.8
Less: Rockwood historical goodwill	609.2
Pro forma adjustment	$2,170.6

e)
Reflects the pro forma impact of the recognized identifiable intangible assets that are being acquired and the related amortization expense related to the change in fair value of identifiable intangible assets acquired. The preliminary amounts assigned to the identifiable intangible assets, the estimated useful lives, and the estimated amortization expense related to these identifiable intangible assets are as follows (in millions):

	Preliminary fair value	Estimated weighted average life (years)	Amortization expense for the year ended December 31, 2013	Amortization expense for the nine months ended September 30, 2014
Patents and other intellectual property	$60.0	15	$4.0	$3.0
Trade names and trademarks	450.0	35	12.8	9.6
Customer relationships	1,050.0	19	55.3	41.5
Brand names	240.0	20	12.0	9.0

Total	$1,800.0		$84.1	$63.1
Less: Rockwood historical intangible assets and amortization expense	110.5		26.3	18.9

Pro forma adjustments	$1,689.5		$57.8	$44.2

Albemarle has reflected the estimated additional amortization expense of $1.8 million and $56.0 million in Cost of goods sold and Selling, general and administrative expenses, respectively for the year ended December 31, 2013; and $2.8 million and $41.4 million in Cost of goods sold and Selling, general and administrative expenses, respectively, for the nine months ended September 30, 2014.  With other assumptions held constant, a 10% increase in the fair value for amortizable intangible assets would increase annual pro forma amortization by approximately $8.4 million.

The estimated fair value of amortizable intangible assets is expected to be amortized on a straight-line basis over the estimated useful lives.  The amortizable lives reflect the periods over which the assets are expected to provide material economic benefit. The estimated life of the patents is based on the period over which they are expected to provide legal patent protection.  The estimated lives of the trade names and brand names reflect the substantial periods over which they are expected to maintain influence in the market.  The life of the customer relationships was determined after consideration of Rockwood’s historical customer buying and attrition patterns. Albemarle’s preliminary evaluations have indicated that there is relatively low turnover in Rockwood’s customers and management has no reason to believe that these general patterns will change in the future.

f)
To fund transaction-related items, the cash portion of the merger consideration and other one-time costs, and to refinance its existing $325.0 million of 2015 5.1% Senior Notes, Albemarle is expected to incur $1.875 billion of additional debt, with maturities ranging from five to thirty years and an expected weighted average interest rate of 3.39% on the principle amount of the debt.  Additionally, Albemarle is considering funding some portion of this debt in the European Euro, but no currency impacts have been included in the pro forma adjustments due to the inability to estimate any potential impacts.

As of September 30, 2014, Rockwood’s estimated fair value of its unsecured Senior Notes due in 2020 was $1,289.9 million, based on quoted market values in active markets from financial service providers. The preliminary adjustment to long-term debt in connection with the merger is as follows (in millions):

Proceeds from borrowings, net of refinancing of 2015 Senior Notes	$1,550.0
Fair value of Rockwood’s debt assumed (including lease obligations)	1,328.9
Less: Rockwood’s historical long-term debt, including $10.3 of current portion	(1,288.3)
Pro forma adjustment to Long term debt	$1,590.6

Albemarle is expected to incur $9.5 million in debt issuance costs in conjunction with the new borrowings; these debt issuance costs will be capitalized as Deferred financing costs, net on the pro forma balance sheet and amortized over the life of the underlying debt instrument.  In addition, deferred financing costs of $15.9 million related to Rockwood’s debt were written off in connection with the merger.  As such, the net pro forma adjustment to Deferred financing costs on the unaudited pro forma balance sheet is $(6.4) million.

The preliminary adjustment reflects the estimated interest expense to be incurred by Albemarle as a result of the new borrowings (in millions):

	Interest expense for the year ended December 31, 2013	Interest expense for the nine months ended September 30, 2014
Reversal of amortization of Rockwood deferred financing fees written off in pro forma adjustment	$(4.4)	$(2.0)
Amortization of estimated capitalized debt issuance costs related to new borrowings	0.7	0.5
Amortization of fair value adjustment related to assumed debt	(5.1)	(3.8)
Reversal of interest expense on 2015 Senior Notes	(16.6)	(12.4)
Estimated interest expense on borrowings (1)	63.6	47.7
Pro forma adjustment	$38.2	$30.0

(1)	A change of 1/8% (12.5 basis points) in the interest rate would result in a $2.3 million change in annual interest expense.

g)
Transaction-related costs recognized as Selling, general, and administrative expenses by Albemarle and Rockwood related to the merger during the year ended December 31, 2013 of $0.4 million and $0.8 million, respectively, have not been eliminated from the unaudited pro forma statement of operations as such amounts are not significant;  however, these items are directly attributable to the merger and will not have an ongoing impact.

h)
Represents the unaudited pro forma adjustment to accrued expenses of $25.9 million related to payments of retention and/or increased severance amounts expected to be paid to certain of Rockwood’s executive officers and other employees for pre combination services according to employment contracts ($16.8 million net of related income taxes receivable of $9.1 million which is recorded in Other current assets in the unaudited pro forma condensed combined balance sheet as of September 30, 2014.

i)
Represents the elimination of Rockwood’s historical equity balances, certain of which have been adjusted for retrospective application of the accounting methodology change for pensions and OPEB plan actuarial gains and losses described in Note 2. In addition, reflects the issuance of approximately 34.2 million shares of Albemarle common stock at closing (based upon the number of shares of Rockwood common stock at October 30, 2014 and shares underlying equity compensation awards outstanding at September 30, 2014).

The unaudited pro forma adjustment to Common stock is calculated as follows (in millions):

Common stock from merger (34,217 shares issued at par ($0.01)	$0.3
Less: Rockwood’s historical common stock	(0.8)
Pro forma adjustment	$(0.5)

The unaudited pro forma adjustment to Additional paid-in-capital is calculated as follows (in millions):

Additional paid-in-capital from merger (34,217 shares issued at $57.35)	1,962.0
Value of previously vested Rockwood stock options converted into Albemarle stock options	38.1
Less: Rockwood’s historical additional paid-in-capital	(1,275.3)
Pro forma adjustment	$724.8

The unaudited pro forma adjustment to Retained earnings is calculated as follows (in millions):

Tax benefit of one-time advisory costs and commitment fees	$23.3
Advisory costs and commitment fees	(66.6)
Total other adjustments	(43.3)
Less: Rockwood historical retained earnings, including sale of discontinued operations and accounting change	(1,946.4)
Pro Forma adjustment	$(1,989.7)

Retained earnings was reduced for estimated remaining transaction costs of $66.6 million ($43.3 million, net of $23.3 million of related income taxes receivable reflected in Other current assets), including estimated advisory costs of $54.6 million and estimated commitment fees of $12.0 million. These estimated remaining transaction costs have been excluded from the unaudited pro forma condensed combined statements of operations as they reflect charges directly attributable to the merger that will not have an ongoing impact on Albemarle.

j)
In connection with the merger, pursuant to the change of control provisions of the RSU agreements, all RSUs will be converted into the right to receive, on the original vesting date or, if earlier, upon a qualifying termination of employment, a fixed cash payment (rather than a cash payment based on the value of shares of Rockwood common stock at the time of payment). Achievement of the performance conditions for purposes of calculating the cash payment will be determined based on total shareholder return compared to a peer group of Rockwood (in the case of performance-based restricted stock units) or the increase in the Rockwood share price (in the case of performance-based market stock units), in each case, from the beginning of the performance period through the effective date of the merger, compared to the “CIC Per Share Price.” The “CIC Per Share Price” will equal the sum of (x) the cash portion of the merger consideration ($50.65) plus (y) the product of the exchange ratio (0.4803) and the volume weighted average price of a share of Albemarle common stock over the five trading days prior to the merger. In addition, following the merger and until the vesting date, the amount payable to award recipients will accrue interest at LIBOR plus 2.0% per annum, compounded daily on the basis of a year of 364 days. The calculated value of the cash payment for purposes of the unaudited pro forma condensed combined financial statements is $78.20 per Rockwood RSU based on the closing price of Albemarle’s common stock on the NYSE of $57.35 on October 30, 2014 (the most recent practicable date prior to the filing of this current report). Albemarle will assume a liability in the amount of $42.8 million for the portion of the cash payments related to pre combination services and will recognize post combination expense over the remaining vesting period related to these cash payments. The unaudited pro forma condensed combined balance sheet as of September 30, 2014, includes a pro forma adjustment to Other noncurrent liabilities in the amount of $42.8 million related to this assumed liability.

In addition, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the nine-months ended September 30, 2014, includes a pro forma adjustment in the amount of $5.3 million and $8.9 million, respectively, related to post combination expense estimated to be recognized by Albemarle related to these cash payments based upon post combination vesting conditions.

In addition, a pro forma adjustment to eliminate Rockwood’s Restricted Stock Units of $22.2 million was reflected as a result of these RSU’s being converted into the right to receive a cash payment as discussed above.

k)
Represents the estimated deferred income tax liability (asset) to be recorded by Albemarle as part of the accounting for the merger, based on the U.S. federal statutory tax rate of 35% multiplied by the fair value adjustments made to certain assets acquired and liabilities assumed, primarily as indicated below. The preliminary pro forma adjustment to record deferred taxes as part of the accounting for the merger was computed as follows (in millions):

	Adjustment to Asset Acquired (Liability Assumed)	Current Deferred Tax Liability(Asset)	Noncurrent Deferred Tax Liability(Asset)
Estimated fair value adjustment of identifiable intangible assets acquired	$1,689.5	$-	$591.3
Estimated fair value adjustment of inventory acquired	80.1	28.0	-
Estimated fair value adjustment of property, plant and equipment acquired	683.8	-	239.3
Estimated fair value adjustment of DTL on repatriation of cash		525.0	-
Deferred tax liabilities related to estimated fair value adjustments		$553.0	$830.6

Estimated fair value adjustment of German DTA on net operating losses	$-	$-	$54.9
Estimated fair value adjustment of restricted stock units compensation payable	(20.6)	-	(7.2)
Estimated fair value adjustment of pension and OPEB liabilities, net	(59.8)	-	(20.9)
Estimated fair value adjustment of existing Rockwood debt	(40.6)	-	(14.2)
Deferred tax assets related to estimated fair value adjustments		$-	$12.6

The unaudited pro forma adjustment to noncurrent deferred income tax assets reflects the elimination of $54.9 million of Rockwood’s deferred tax assets related to net operating losses and foreign tax credit carry forwards that management anticipates that Albemarle will not be able to realize after completion of the merger. Albemarle believes at this time that we will be utilizing the earnings from Rockwood and respective subsidiaries that are currently indefinitely invested to fund the repayment of the initial borrowings of the merger. These earnings are estimated to be approximately $1.5 billion and will generate a deferred tax liability of approximately $0.5 billion. This estimate has been made based on the gross value of the earnings, and  not reduced by the potential offset from foreign tax credits that will be available upon distribution, as the true value of those credits is not known at this time.

For purposes of the unaudited pro forma condensed combined statement of operations, the United States federal statutory tax rate of 35% has been used for all periods presented. This rate does not reflect Albemarle’s effective tax rate, which includes other tax items, such as state and foreign taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

Fair value and other adjustments effective at the closing of the merger could be different based on factors including but not limited to tax rates, valuation differences, further information on taxes by jurisdiction, or other factors.

l)	The unaudited pro forma adjustment to shares outstanding used in the calculation of basic and diluted earnings per share is calculated as follows (in thousands of shares):

	Year Ended December 31, 2013		Nine Months Ended September 30, 2014
	Basic	Diluted	Basic	Diluted
Albemarle shares to be issued to shareholders of Rockwood	36,398	36,398	34,824	34,824
Elimination of all outstanding shares of Rockwood common stock	(75,781)	(75,781)	(72,504)	(72,504)
Stock options to be converted into Albemarle stock options	—	677	—	616
Elimination of Rockwood’s stock options and other incentives	—	(1,609)	—	(1,043)
Pro forma adjustment to share information	(39,383)	(40,315)	(37,680)	(38,107)

As all outstanding shares of Rockwood common stock will be eliminated in the merger, the unaudited pro forma weighted average number of basic shares outstanding is calculated by adding Albemarle’s historical weighted average number of basic shares outstanding for the period and the number of shares of Albemarle common stock expected to be issued to Rockwood’s stockholders in the merger. The unaudited pro forma weighted average number of diluted shares outstanding is calculated by adding Albemarle’s historical weighted average number of diluted shares outstanding for the period and the number of shares of Albemarle common stock and stock options expected to be issued in the merger. As each outstanding award of Rockwood common stock issued under any of the Rockwood Restricted Unit Plans, whether or not then vested or exercisable, will be cancelled and terminated at the effective time of the merger in exchange for the right to receive cash, such restricted units were excluded from this calculation. See Note 1 for more information about treatment of share-based compensation under the provisions of the merger agreement.